UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 001-35729

YY INC.

Building 3-08, Yangcheng Creative Industry Zone

No. 309 Huangpu Avenue Middle

Tianhe District, Guangzhou 510655

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY INC.

By:	/s/ Eric He
	Name:	Eric He
	Title:	Chief Financial Officer

Date: March 11, 2013

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release

Exhibit 99.1

YY Reports Fourth Quarter and Full Year 2012 Unaudited Financial Results

4Q12 Net Revenues Up 136.3% YOY

4Q12 Net Income of RMB33.2Million

4Q12 Non-GAAP Net Income Up 80.9% YOY

Guangzhou, China, March 7, 2013 – YY Inc. (NASDAQ: YY) (“YY” or the “Company”), a revolutionary rich communication social platform, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2012.

Fourth Quarter 2012 Highlights

•

Net revenues increased by 136.3% year-over-year to RMB266.8 million (US$42.8 million) from RMB112.9 million in the corresponding period of 2011 driven by a 169.1% increase in revenues from internet value-added services, or IVAS revenues.

•	Net income attributable to YY increased significantly to RMB33.2 million (US$5.3 million) from RMB4.0 million in the corresponding period of 2011.

•	Non-GAAP net income attributable to YY1 increased by 80.9% year-over-year to RMB58.8 million (US$9.4 million) from RMB32.5 million.

Full Year 2012 Highlights

•	Net revenues increased by 156.5% to RMB820.0 million (US$131.6 million) in 2012 from RMB319.7 million in 2011.

•	Net income attributable to YY was RMB89.2 million (US$14.3 million) in 2012, compared to a net loss of RMB83.2 million in 2011.

•	Non-GAAP net income attributable to YY increased by 265.8% to RMB189.5 million (US$30.4 million) in 2012 from RMB51.8 million in 2011.

Mr. David Xueling Li, Chief Executive Officer of YY, stated, “We are very pleased to report that for our first quarter as a U.S. publicly listed company we exceeded consensus for both fourth quarter and full year 2012. During the fourth quarter of 2012, we grew net revenues by more than 136% year-over-year, and our registered user accounts increased to over 457 million, up over 72% from a year ago. In addition, our YY mobile app was downloaded over 9.8 million times during this quarter, an increase of over 26% from the third quarter of 2012, bringing our total mobile app downloads to over 27.8 million in 2012. We believe these accomplishments highlight the uniqueness of our real-time, scalable and sticky ecosystem that we have created around our YY Client. Looking ahead, we aim to continue penetrating the music and entertainment arenas on our platform, further developing new verticals like education and conference calls, expand our current game platform as well as building upon our mobile footprint. By providing a fully integrated, multi-device, real-time platform we seek to further leverage our strong technology and large user base throughout China.”

Mr. Eric He, Chief Financial Officer of YY, commented, “Over the past year, we have invested in strengthening our platform and expanding our offerings to more than 450 million users. This strong foundation enabled us to more than double our revenues during 2012 and more than triple non-GAAP net income to record levels in our corporate history. Operationally, monthly active users (“MAU”) on our YY platform grew by over 34% year-over-year to 70 million in the fourth quarter of 2012; our users watch and perform in an increasing number of live entertainment events, demonstrating increased user engagement and entertainment appeal of our platform.”

[1]	Non-GAAP income/(loss) is a non-GAAP financial measure, which is defined as income/(loss) excluding share-based compensation expenses.

“In addition, we are pleased about our successful IPO and becoming a NASDAQ-listed public company.” continued Mr. He, “We aim to build upon our strong growth in 2012 to deliver revenue growth and margin improvement in the coming quarters by executing our expansion plans on both the PC and mobile fronts, as we see more users connecting to our platform from mobile devices. This focus will help us further expand our user engagement and better address evolving user demands and interests by offering new and innovative online shows, classes and other entertainment options, enabling us to stay at the forefront of the broad move toward scalable real-time engagement for the online social interaction in China.”

Fourth Quarter 2012 Financial Results

NET REVENUES

Net revenues increased by 136.3% year-over-year to RMB266.8 million (US$42.8 million) in the fourth quarter of 2012 from RMB112.9 million in the corresponding period of 2011, primarily driven by the increase in IVAS revenues and to a lesser extent, an increase in the Company’s online advertising revenues from 61 advertisers.

IVAS revenues, which consisted of revenues from online games, YY Music as well as other sources including membership program, increased by 169.1% year-over-year to RMB233.0 million (US$37.4 million) in the fourth quarter of 2012 from RMB86.6 million in the corresponding period of 2011. The overall increase primarily reflected an increase in average revenue per user (“ARPU”) and an increase in the number of paying users.

Revenues from online games increased by 86.3% year-over-year to RMB98.0 million (US$15.7 million) in the fourth quarter of 2012 from RMB52.6 million in the corresponding period of 2011. This increase primarily reflected an increase in ARPU of 79.7% to RMB266 from 368,000 total paying users2 and in increase in the number of online games to 73 during the fourth quarter of 2012 from 69 in the third quarter.

Revenues from YY Music, which was officially launched in March 2011, increased by 317.7% year-over-year to RMB106.1 million (US$17.0 million) in the fourth quarter of 2012 from RMB25.4 million in the corresponding period of 2011. This increase primarily reflected a 176.1% increase in ARPU to RMB312 and a 51.1% increase in the number of paying users to 340,000 during the fourth quarter of 2012.

Revenues from others, which primarily consist of the Company’s membership program, increased by 234.9% year-over-year to RMB28.8 million (US$4.6 million) in the fourth quarter of 2012 from RMB8.6 million in the corresponding period of 2011. Revenues from the membership program, which was launched in October 2011, increased by 426.5% year-over-year to RMB25.8 million (US$4.1 million) in the fourth quarter of 2012 from RMB4.9 million in the corresponding period of 2011. This increase primarily reflected a 319.0% increase in ARPU to RMB88 from 294,000 total paying users. As of December 31, 2012, the Company had approximately 508,000 members in the membership program3, an increase of 221.5% from the 158,000 members it had as of December 31, 2011.

[2]	Data for online games refers exclusively to data regarding YY platform’s web games available in the game center.
[3]	Members in the membership program are defined as any users who subscribed to the Company’s membership program and paid the monthly subscription fee for the relevant period.

Online advertising revenues increased by 28.0% year-over-year to RMB33.8 million (US$5.4 million) in the fourth quarter of 2012 from RMB26.4 million in the corresponding period of 2011. This increase reflected a 36.6% increase in average revenue per advertiser (“ARPA”) to approximately RMB554,000.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues for the fourth quarter of 2012 increased to RMB138.9 million (US$22.3 million) in the fourth quarter of 2012 from RMB56.0 million in the corresponding period of 2011. This increase was primarily attributable to an increase in YY Music activities costs and bandwidth costs. YY Music activities costs increased to RMB45.3 million (US$7.3 million) in the fourth quarter of 2012 from RMB3.5 million in the corresponding period of 2011 reflecting the Company’s efforts to incentivize performers and channel owners through increased commissions, resulting in improved musical content and higher levels of user engagement and spending. Bandwidth costs increased by 66.9% year-over-year to RMB42.4 million (US$6.8 million) in the fourth quarter of 2012 from RMB25.4 million in the corresponding period of 2011, reflecting the increased amount of bandwidth necessary to support YY Music as well as audio and video functionality offered on an increasing number of YY’s channels as well as the expansion of the overall user base.

Gross profit increased by 124.8% year-over-year to RMB127.9 million (US$20.5 million) in the fourth quarter of 2012 from RMB56.9 million in the corresponding period of 2011. Gross margin was 47.9% in the fourth quarter of 2012, as compared to 50.4% in the corresponding period of 2011, mainly due to the aforementioned increase in YY Music activities costs associated with the Company’s efforts to improve musical content and increase user engagement and spending.

OPERATING INCOME

Operating expenses for the fourth quarter of 2012 increased by 44.5% year-over-year to RMB93.8 million (US$15.1 million) from RMB64.9 million. This increase was primarily attributable to an increase in research and development (“R&D”) expenses that resulted from increased headcount in R&D to accommodate the overall growth of the Company’s business.

Operating income in the fourth quarter of 2012 increased to RMB35.2 million (US$5.6 million), compared to an operating loss of RMB6.0 million in the corresponding period of 2011. Operating margin was 13.2% in the fourth quarter of 2012, compared to an operating loss margin of 5.3% in the corresponding period of 2011. The increase in operating margin was primarily due to a result of our operating leverage in R&D, sales and marketing and general and administrative expenses associated with the Company’s expansion as compared to net revenue growth.

NET INCOME

Net income attributable to YY increased significantly to RMB33.2 million (US$5.3 million) in the fourth quarter of 2012, from RMB4.0 million in the corresponding period of 2011.

Net income attributable to common shareholders was RMB1.15 billion (US$184.1 million) in the fourth quarter of 2012, compared to a net loss attributable to common shareholders of RMB18.9 million in the corresponding period of 2011. The increase in net income attributable to common shareholders was primarily attributable to a decretion to the convertible redeemable preferred shares redemption value of RMB1.41 billion (US$226.2 million) in the fourth quarter of 2012, compared to accretion to convertible redeemable preferred shares redemption value of RMB22.9 million in the corresponding period of 2011. The major reason for the decretion to convertible redeemable preferred shares redemption value is that the initial public offering price is lower than the fair value per common share since September 30, 2012. The accretion/decretion to the convertible redeemable preferred shares redemption value and income allocation expense to participating preferred shares were charges related to the preferred shares which were automatically converted to common shares upon the completion of the Company’s initial public offering on November 21, 2012 and therefore, are expected to be non-recurring following the Company’s initial public offering.

Diluted net income per ADS4 in the fourth quarter of 2012 increased to RMB0.63 (US$0.10), compared to a diluted net loss per ADS of RMB0.74 in the corresponding period of 2011.

Non-GAAP net income attributable to YY, which excludes share-based compensation expenses, increased by 80.9% year-over-year to RMB58.8 million (US$9.4 million) from RMB32.5 million in the corresponding period of 2011. Non-GAAP net income per ADS was RMB29.56 (US$4.74), as compared to RMB0.22 in the corresponding period of 2011.

As of December 31, 2012, the Company had a total of 1,087.2 million common shares outstanding, or the equivalents of 54.4 million ADSs outstanding.

BALANCE SHEET AND CASH FLOWS

As of December 31, 2012, the Company had cash and cash equivalents of RMB504.7 million (US$81.0 million) and short-term deposits of RMB897.7 million (US$144.1 million). For the fourth quarter of 2012, net cash from operating activities was RMB128.6 million (US$20.6 million).

Full Year 2012 Financial Results

NET REVENUES

Net revenues increased by 156.5% to RMB820.0 million (US$131.6 million) in 2012 from RMB319.7 million in 2011, primarily driven by the increased contribution of IVAS revenue and to a lesser extent, an increase in the Company’s online advertising revenues.

IVAS revenues increased by 202.2% to RMB702.4 million (US$112.7 million) in 2012 from RMB232.4 million in 2011. The increase was primarily attributable to the increased revenues from YY music and online games, and to a lesser extent, YY’s membership program.

Revenues from online games increased by 100.3% to RMB332.3 million (US$53.3 million) in 2012 from RMB165.9 million in 2011. The number of online games we hosted increased from 45 as of December 31, 2011 to 73 as of December 31, 2012. The paying users for online games increased from approximately 871,000 in 2011 to 966,000 in 2012.

Revenues from YY Music, which was officially launched in March 2011, increased by 441.4% to RMB 286.4 million (US$ 46.0 million) in 2012 from RMB52.9 million in 2011. The paying users for music increased from approximately 405,000 for the year of December 31, 2011 to 845,000 in 2012.

Revenues from others, which primarily consist of the Company’s VIP membership program, increased by 515.4% to RMB83.7 million (US$13.4 million) in 2012 from RMB13.6 million in 2011. The increase is primary attribute to the increase of revenues from the membership program, which increased significantly to RMB72.5 million (US$11.6 million) in 2012 from RMB4.9 million in 2011. The Company has approximately 508,000 such member as of December 31, 2012 compared to 158,000 as of December 31, 2011.

Online advertising revenues increased by 34.7% to RMB117.6 million (US$18.9 million) in 2012 from RMB87.3 million in 2011. This increase reflected a 39.8% increase in ARPA to approximately RMB871,000 in 2012.

[4]	“ADS” is American Depositary Share. Each ADS represents twenty Class A common shares of the Company.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 127.8% to RMB416.1 million (US$66.8 million) in 2012 from RMB182.7 million in 2011. The increase was primarily attributable to the increase in YY Music activities costs and bandwidth costs. YY Music activities costs increased to RMB107.3 million (US$17.2 million) in 2012 from RMB6.8 million in the prior year. Bandwidth costs increased by 93.1% to RMB145.0 million (US$23.3 million) in 2012 from RMB75.1 million in the prior year.

Gross profit for the full year 2012 increased by 194.8% to RMB403.9 million (US$64.8 million) in 2012 from RMB137.0 million in the prior year. Gross margin increased to 49.3% for the full year 2012 from 42.9% in the prior year.

OPERATING INCOME

Operating expenses for the full year 2012 increased by 27.3% to RMB303.5 million in 2012 (US$48.7 million) from RMB238.4 million in the prior year. This increase was primarily due to an increase in research and development expenses to accommodate the growth of the Company’s business operations and was partially offset by a decrease in share-based compensation expenses.

Operating income increased to RMB102.9 million (US$16.5 million) in 2012, compared to operating loss of RMB99.5 million in the prior year. Operating margin was 12.5% for the full year of 2012, compared to an operating loss margin of 31.1% in the prior year.

NET INCOME/LOSS

Net income attributable to YY increased to RMB89.2 million (US$14.3 million) in 2012 compared to a net loss attributable to YY of RMB83.2 million in the prior year.

Net income attributable to common shareholders for the full year 2012 was RMB904.3 million (US$145.2 million), compared to a net loss attributable to common shareholders of RMB306.8 million in the prior year. The increase in net income attributable to common shareholders was primarily attributable to a decretion to convertible redeemable preferred shares redemption value of RMB1.3 billion (US$207.7 million) in the full year 2012, compared to an accretion to convertible redeemable preferred shares redemption value of RMB223.7 million in 2011. The major reason for the decretion to convertible redeemable preferred shares redemption value is that the initial public offering price is lower than the fair value per common share since December 31, 2011. The accretion/decretion to the convertible redeemable preferred shares redemption value and income allocation expense to participating preferred shares were charges related to the preferred shares which were automatically converted to common shares upon the completion of the Company’s initial public offering on November 21, 2012 and therefore, are expected to be non-recurring following the Company’s initial public offering.

Diluted net income per ADS for the full year 2012 increased to RMB1.80 (US$0.29), compared to a diluted net loss per ADS of RMB12.63 in the prior year.

Non-GAAP net income attributable to YY for the full year 2012, which excludes share-based compensation expenses, increased by 265.8% to RMB189.5 million (US$30.4 million) from RMB51.8 million in the prior year. Non-GAAP net income per ADS was RMB32.08 (US$5.15), compared to a net loss per ADS of RMB7.07 in the prior year.

For the full year 2012, net cash from operating activities was RMB363.7 million (US$58.4 million).

Business Outlook

For the first quarter of 2013, the Company expects its net revenues to be between RMB280 million and RMB290 million, representing a year-over-year growth of approximately 104.4% to 111.7%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Thursday, March 7, 2013 at 8:00 pm Eastern Time or Friday, March 8, 2013 at 9:00 am Beijing Time to discuss its financial results and operating performance for the fourth quarter and full year of 2012.

To participate in the call, please dial the following numbers:

United States:	+1-646-254-3515
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3051-2745
Conference ID:	#14651018

The replay will be accessible through March 14, 2013 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61 2 8199 0299
Conference ID:	#14651018

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://investors.yy.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.2301 to US$1.00, the noon buying rate in effect on December 31, 2012 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a revolutionary rich communication social platform that engages users in real-time online group activities through voice, text and video. Launched in July 2008, YY Client, the Company’s core product, empowers users to create and organize groups of varying sizes to discover and participate in a wide range of online activities, including online games, karaoke, music concerts, education, live shows and conference calls.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as YY’s strategic and operational plans, contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY’s future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain registered user accounts, active users, especially paying users; YY’s ability to monetize the user base; YY’s ability to continue attracting advertisers and offering popular online games; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of Changes in shareholders’ equity (deficits), consolidated statements of cash flows, and the detailed notes have not been presented. YY uses non-GAAP net income/(loss), which is a non-GAAP financial measure. Non-GAAP net income/(loss) is net income/(loss) excluding share-based compensation expenses. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income/(loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S.GAAP. For more information on these non-GAAP financial measures, please see the table captioned “YY Inc. Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

YY Inc.

Anna Yu

Tel: (+86) 20 2916 2000

Email:IR@YY.com

ICR, Inc.

Jeremy Peruski

+1 (646) 915-1611

IR@YY.com

YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	As of December 31,
	2011	2012
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	128,891	504,702	81,010
Short-term deposits	472,655	897,698	144,090
Accounts receivable, net	47,022	117,616	18,879
Amount due from a related party	2,000	1,073	172
Prepayments and other current assets	9,742	25,149	4,037
Deferred tax assets	12,487	31,549	5,064

Total current assets	672,797	1,577,787	253,252

Non-current assets
Deferred tax assets	329	583	94
Investments	5,244	2,950	474
Property and equipment, net	53,582	90,299	14,494
Intangible assets, net	10,814	19,481	3,127
Goodwill	706	1,604	257
Other non-current assets	1,954	3,485	559

Total non-current assets	72,629	118,402	19,005

Total assets	745,426	1,696,189	272,257

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	16,114	28,149	4,518
Deferred revenue	40,357	159,859	25,659
Advances from users	2,453	7,515	1,206
Income taxes payable	16,872	48,001	7,705
Accrued liabilities and other current liabilities	49,071	120,289	19,308
Amounts due to related parties	870	2,604	418

Total current liabilities	125,737	366,417	58,814

Non-current liabilities
Deferred revenue	448	6,487	1,041

Total liabilities	126,185	372,904	59,855

YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	As of December 31,
	2011	2012
	RMB	RMB	US$

Mezzanine equity
Series A convertible redeemable preferred shares (US$0.00001 par value, 136,100,930 shares authorized, issued and outstanding as of December 31, 2011, and none outstanding as of December 31, 2012 )	935,013	—	—

Series B convertible redeemable preferred shares (US$0.00001 par value, 102,073,860 shares authorized, issued and outstanding as of December 31, 2011, and none outstanding as of December 31, 2012 )	703,901	—	—

Series C-1 convertible redeemable preferred shares (US$0.00001 par value, 16,249,870 shares authorized, issued and outstanding as of December 31, 2011, and none outstanding as of December 31, 2012)	112,556	—	—

Series C-2 convertible redeemable preferred shares (US$0.00001 par value, 104,999,650 shares authorized, issued and outstanding as of December 31, 2011, and none outstanding as of December 31, 2012)	729,464	—	—
Shareholders’ (deficits) equity
Class A common shares (US$0.00001 par value; nil and 10,000,000,000 shares authorized, nil and 179,400,000 shares issued and outstanding as of December 31, 2011 and 2012, respectively	—	11	2
Class B common shares (US$0.00001 par value; 4,640,575,690 and 1,000,000,000 shares authorized, 543,340,914 and 907,833,224 shares issued and outstanding as of December 31, 2011 and 2012, respectively	37	60	10
Additional paid-in capital	584,093	2,648,404	425,098
Accumulated deficits	(2,433,604)	(1,311,767)	(210,553)
Accumulated other comprehensive losses	(12,219)	(13,423)	(2,155)

Total shareholders’ (deficits) equity	(1,861,693)	1,323,285	212,402

Total liabilities, mezzanine equity and shareholders’ (deficits) equity	745,426	1,696,189	272,257

YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2012
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenues
Internet value-added service
—Online game	52,565	83,841	98,048	15,738	165,933	332,287	53,336
—YY music	25,415	87,580	106,145	17,037	52,854	286,446	45,978
—Others	8,579	23,864	28,830	4,628	13,589	83,655	13,428
Online advertising	26,375	33,470	33,803	5,426	87,279	117,643	18,883

Total net revenue	112,934	228,755	266,826	42,829	319,655	820,031	131,625

Cost of revenues(1)	(55,996)	(113,056)	(138,939)	(22,301)	(182,699)	(416,133)	(66,795)

Gross profit	56,938	115,699	127,887	20,528	136,956	403,898	64,830

Operating expenses(1)
Research and development expenses	(32,695)	(44,794)	(54,122)	(8,687)	(106,804)	(176,725)	(28,366)
Sales and marketing expenses	(2,759)	(6,131)	(5,961)	(957)	(13,381)	(16,954)	(2,721)
General and administrative expenses	(29,466)	(25,876)	(33,741)	(5,416)	(118,241)	(109,787)	(17,622)

Total operating expenses	(64,920)	(76,801)	(93,824)	(15,060)	(238,426)	(303,466)	(48,709)
Government grants	1,982	633	1,161	186	1,982	2,465	396

Operating income (loss)	(6,000)	39,531	35,224	5,654	(99,488)	102,897	16,517

Gain on disposal of an equity investment	—	651	—	—	—	651	104
Gain on disposal of a cost investment	—	—	2,351	377	—	2,351	377
Foreign currency exchange gains (losses), net	4,008	(1,203)	(1,164)	(187)	14,143	(4,153)	(667)
Interest income	2,176	4,541	5,789	929	4,890	16,316	2,619

Income (loss) before income tax benefits/(expenses)	184	43,520	42,200	6,773	(80,455)	118,062	18,950

Income tax benefits/(expenses)	3,919	(8,782)	(9,107)	(1,462)	(1,343)	(29,041)	(4,661)

Income (loss) before gain (loss) in equity method investments, net of income taxes	4,103	34,738	33,093	5,311	(81,798)	89,021	14,289

(Loss) gain in equity method investments, net of income taxes	(78)	396	134	22	(1,358)	156	25

Net income (loss) attributable to YY Inc.	4,025	35,134	33,227	5,333	(83,156)	89,177	14,314

(Accretion) decretion to convertible redeemable preferred shares redemption value	(22,921)	11,608	1,408,888	226,142	(223,663)	1,293,875	207,681
Allocation of net income to participating preferred shareholders	—	(18,423)	(294,984)	(47,348)	—	(478,754)	(76,845)

Net (loss) income attributable to common shareholders (Note 1)	(18,896)	28,319	1,147,131	184,127	(306,819)	904,298	145,150

	Three Months Ended				Twelve Months Ended
	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2012
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net income (loss)	4,025	35,134	33,227	5,333	(83,156)	89,177	14,314
Other comprehensive (loss) income:
Foreign currency translation adjustments, net of nil tax	(4,232)	1,279	(4,374)	(702)	(11,130)	(1,204)	(193)

Comprehensive (loss) income attributable to YY Inc.	(207)	36,413	28,853	4,631	(94,286)	87,973	14,121

Net (loss) income per ADS
—basic	(0.74)	1.03	29.04	4.66	(12.63)	29.91	4.80
—diluted	(0.74)	0.72	0.63	0.10	(12.63)	1.80	0.29
Weighted average number of ADS used in calculating—basic (loss) income per ADS	25,468,247	27,624,635	39,500,941	39,500,941	24,294,192	30,235,191	30,235,191
Weighted average number of ADS used in calculating—diluted (loss) income per ADS	25,468,247	48,831,487	52,473,054	52,473,054	24,294,192	49,623,442	49,623,442

Note 1:	The net (loss) / income attributable to common shareholders reflected the impact of non-cash accounting charges relating to the convertible and redeemable preferred shares. All outstanding convertible and redeemable preferred shares were automatically converted into common shares upon the completion of the Company’s IPO on November 21, 2012. Thereafter, there was no accretion/ decretion and allocation of net income to the convertible and redeemable preferred shares and all net income was attributable to the common shareholders subsequent to IPO.

YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS) (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Twelve Months Ended
	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2012
	RMB	RMB	RMB	US$	RMB	RMB	US$

Cost of revenues	2,676	1,929	2,092	336	15,449	8,407	1,349
Research and development expenses	8,031	6,581	9,129	1,465	31,672	35,441	5,689
Sales and marketing expenses	312	168	216	35	1,336	884	142
General and administrative expenses	17,496	11,811	14,165	2,273	86,544	55,619	8,927

YY INC.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2012
	RMB	RMB	RMB	USD	RMB	RMB	USD

Net income (loss) attributable to YY Inc.	4,025	35,134	33,227	5,333	(83,156)	89,177	14,314
Share-based compensation expenses	28,515	20,489	25,602	4,109	135,001	100,351	16,107

Non-GAAP net income attributable to YY Inc.	32,540	55,623	58,829	9,442	51,845	189,528	30,421

(Accretion) decretion to convertible redeemable preferred shares redemption value	(22,921)	11,608	1,408,888	226,142	(223,663)	1,293,875	207,681
Allocation of Non-GAAP net income to particiating preferred shareholders	(3,979)	(26,499)	(300,221)	(48,189)	—	(513,492)	(82,421)

Non-GAAP net income(loss) attributable to common shareholders	5,640	40,732	1,167,496	187,395	(171,818)	969,911	155,681

Non-GAAP weighted average numbers of ADS used in calculating net income (loss) per ADS:
—Basic	25,468,247	27,624,635	39,500,941	39,500,941	24,294,192	30,235,191	30,235,191
—Diluted	30,299,721	48,831,487	52,473,054	52,473,054	24,294,192	49,623,442	49,623,442

Non-GAAP net income (loss) per ADS
—Basic	0.22	1.47	29.56	4.74	(7.07)	32.08	5.15
—Diluted	0.19	1.14	1.12	0.18	(7.07)	3.82	0.61